

January 31, 2012

<u>Via E-mail</u>
Mr. Thomas J. Felmer
Senior Vice President and Chief Financial Officer
Brady Corporation
6555 West Good Hope Road
Milwaukee, WI 53223

> **Re: Brady Corporation**
> **Form 10-K**
> **Filed September 27, 2011**
> **File No. 1-14959**

Dear Mr. Felmer:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended July 31, 2011

Item 1. Business, page 3

Technology and Product Development, page 8

1. In future filings, please disclose the duration of your patents and trademarks. Refer to Item 101(c)(1)(iv) of Regulation S-K.

1. Summary of Significant Accounting Policies, page 38

Sales Incentives, page 41

2. Please revise future filings to disclose the amount of incentives recorded for each period presented or otherwise state whether such incentives have historically been material to your results of operations.

Item 11. Executive Compensation, page 71

Equity Incentives: Long-Term Incentive Compensation, page 74

3. Although you provide general disclosure that the Compensation Committee determines the amount of securities granted to your named executive officers with assistance from your compensation consultant, your disclosure does not convey the factors you used to determine the amount of securities you award to each of your named executive officers. In future filings, please disclose the factors the Compensation Committee used to determine the amount of securities awarded to each of your named executive officers. Please refer to Items 402(b)(1)(v) and 402(e)(1) of Regulation S-K.

Form 10-Q for the period ended October 31, 2011

Management's Discussion and Analysis, page 16

4. We note your statement that the primary driver for the decline in gross margin relates to the Asia-Pacific segment where the Company took on lower margin sales opportunities in an effort to offset volume declines, and the related discussion of Asia-Pacific segment profit on page 18, wherein you mention also the effects of continued price pressure and inflation on raw materials and wages. We also note that this segment experienced a decrease in annual segment profit margin during fiscal 2011. In future filings in MD&A, please expand your discussion of gross margin and/or segment profit to provide a detailed and appropriately quantified analysis of the factors contributing to gross margin and/or segment profit declines that provides investors an understanding through the eyes of management of the impact of changes in these factors and plans to manage them. In this regard, we note your statement on page 24 of the Form 10-K that the segment continues to focus on driving operational improvements through lean as well as strategic sourcing initiatives, but you do not mention this again in the Form 10-Q. Discussion relating to specific raw materials and specific product lines may be necessary in order to adequately describe material trends and uncertainties and to clarify the sensitivity of your operating results to changes in these markets. Lastly, given the continued decreases in segment profit, as well as your observations that the Thailand flooding is expected to significantly impact the results of future quarters, revise future filings to identify the factors that would cause you to perform an interim test for goodwill impairment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jenn Do at (202) 551-3743 or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood at (202) 551-3345 or, in her absence, Craig Slivka at (202) 551-3729, with any other questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief